

November 16, 2021

David Vélez Osorno
Chief Executive Officer
Nu Holdings Ltd.
Campbells Corporate Services Limited, Floor 4
Willow House, Cricket Square, KY1-9010
Grand Cayman, Cayman Islands

> **Re: Nu Holdings Ltd.**
> **Registration Statement on Form F-1**
> **Filed November 1, 2021**
> **File No. 333-260649**

Dear Mr. Osorno:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

F-1 Registration Statement filed November 1, 2021

The Offering, page 17

1. You disclose that total ordinary shares to be outstanding immediately after the global offering will be 4,600,467,348 after the sale and issuance of 289,150,155 Class A ordinary shares based on 4,244,767,963 shares outstanding as of September 30, 2021 plus (i) the Share Capital Conversion, (ii) the issuance of 830,490 Class A ordinary shares at the closing of our acquisition of Spin Pay in October 2021, (iii) the issuance of 62,212,401 Class A ordinary shares pursuant to the exercise of stock options between October 1, 2021 and October 26, 2021, (iv) and the issuance of 3,619,523 Class A ordinary shares subject to RSUs vested, net of withheld shares to settle the employees' tax obligations, vested between October 1, 2026 and October 26, 2021. However by our calculation, such

amount would be 4,600,580,932. Please reconcile and revise your disclosures accordingly, including on pages 23, 95, 97 and 98.

Customer Program, page 17

2.   Please provide us with your legal analysis as to why registration is not required for the BDRs that will be issued pursuant to the customer program.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Michelle Miller at (202) 551-3368 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Erin Purnell at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Byron B. Rooney, Esq.